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                                                                    Exhibit 2(a)

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Corporate Communications    One Stamford Forum                        [GTE LOGO]
Department                  Stamford, Connecticut 06904

NEWS
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                                                                   Nov. 20, 1996

SUMMARY: GTE INTENDS TO ACQUIRE CANTV SHARES IN IPO.

STAMFORD, Conn. -- In connection with the public offering of the common shares of Compania Anonima Nacional Telefonos de Venezuela (CANTV), GTE today announced its intention to acquire up to $200 million of these shares, and placed an order with the global coordinators, Lehman Brothers and SBC Warburg, for the shares. These shares would be acquired at a price within the $21.50-$24.50 per American Depositary Share price range indicated in the preliminary prospectus.

         CANTV was privatized in 1991 through the sale of 40 percent of the company and operating control to VenWorld, a consortium that is 51 percent owned by GTE. Through this consortium, GTE currently owns 20.4 percent of CANTV. Since the privatization, CANTV's lines in-service have grown by more than 60 percent. The network has been extensively modernized, many new products have been introduced and service quality has improved.

         "We are extremely pleased with CANTV's progress and remain committed to Venezuela and optimistic about its future," said GTE Chairman and Chief Executive Officer Charles R. Lee. "We are seeing an improvement in both the country and the company, and believe GTE's further investment makes good sense for our shareholders and reinforces our commitment to Venezuela," he added.